CIBT EDUCATION GROUP INC.

(Previously Capital Alliance Group Inc.)

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2007

The following information should be read in conjunction with the unaudited consolidated financial statements and related notes for the quarter ended September 30, 2007 that are prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

All dollar amounts are expressed in United States dollars unless otherwise stated.

Date of Report – November 28, 2007

NOTE

The Company changed its fiscal year end from December 31st to June 30th.

The Company changed its reporting currency from Canadian dollars to United States dollars effective July 1, 2006.

The Company formally changed its name from Capital Alliance Group Inc. to CIBT Education Group Inc. on November 14, 2007.

NATURE OF BUSINESS

The Company is an educational, investment, marketing and management organization headquartered in Vancouver, B.C., Canada.  The Company’s business activities presently include education and media communications.  The Company currently has two principal business units, being CIBT and IRIX.  The Company’s education business is conducted through CIBT School of Business & Technology Corp. and its subsidiaries in China.  CIBT’s educational operations are based in China.  The Company operates its media communications business through IRIX and its subsidiaries.  IRIX is based in Canada with representatives in Hong Kong and the US.  The Company presently maintains a portfolio investment in marketable securities of NextMart Inc. (“NXMR”) as a result of the Company’s divestiture from its financial services business in 2005.

The Company changed its fiscal year end from December 31st to June 30th effective January 1, 2006 to June 30, 2006.  Similar to most educational organizations, CIBT’s education businesses have an academic year that primarily runs from September to June.  In accordance with the Company’s revenue recognition policies, CIBT’s educational revenues received in advance of course offerings are deferred on the balance sheet.  With a June 30th fiscal year end, the majority of the educational revenues applicable to the academic year would be reflected in CIBT’s year end financial statements.

Effective July 1, 2006, the Company changed its reporting currency from Canadian dollars to United States dollars to better reflect its business transactions in the international markets.  Many of the Company’s recent transactions with investors, creditors, and financial markets are denominated in United States dollars, and it is anticipated that a significant portion of the Company’s future financial transactions will be denominated in United States dollars.

OVERALL PERFORMANCE

For the quarter ended September 30, 2007, gross revenues totaled $2,210,160 compared to $1,458,944 for the quarter ended September 30, 2006, an increase of 51%.  The Company earned (before non-cash expenses such as stock-based compensation, finance fees, depreciation and amortization) $199,065 for the period ended September 30, 2007.  Inclusive of all cash and non-cash expense items, the Company had a net loss of $287,041 for the quarter ended September 30, 2007, which was primarily comprised of $486,106 in non-cash expenses.  Due to lower market prices for the NXMR shares in the current period, the Company chose to remain relatively inactive with its holdings of NXMR shares, which affected the Company’s overall net loss position by not realizing significant gains from selling the NXMR shares.  For the quarter ended September 30, 2007, only $6,198 of gains was realized on the sale of the NXMR marketable securities compared to $988,475 of marketable securities gains realized for the quarter ended September 30, 2006.  Cash increased by $2,719,329 during the quarter ended September 30, 2007, resulting in a consolidated cash balance of $14,453,841 as at September 30, 2007.  The Company had a working capital surplus of $12,137,957 and a capital surplus of $14,868,244 as at September 30, 2007.

SUMMARY OF QUARTERLY RESULTS

Selected Financial Information	Three Months Ended September 30, 2007 (First Quarter)

Total revenues	$2,210,160

Net income (loss)	($287,041)

Income (loss) per share	($0.01)

Selected Financial Information	Three Months Ended September 30, 2006 (First Quarter)	Three Months Ended December 31, 2006 (Second Quarter)	Three Months Ended March 31, 2007 (Third Quarter)	Three Months Ended June 30, 2007 (Fourth Quarter)

Total revenues	$1,458,944	$2,036,730	$1,940,637	$2,775,029

Net income (loss)	$669,382	$227,812	($51,972)	($649,062)

Income (loss) per share	$0.02	$0.01	($0.00)	($0.01)

Selected Financial Information	Three Months Ended September 30, 2005 (Third Quarter)	Three Months Ended December 31, 2005 (Fourth Quarter)	Three Months Ended March 31, 2006 (First Quarter)	Three Months Ended June 30, 2006 (Second Quarter)

Total revenues	$1,666,730	$389,059	$1,466,975	$1,105,383

Net income (loss)	$14,261	$251,415	($113,585)	$388,999

Income (loss) per share	$0.00	$0.01	($0.00)	$0.01

RESULTS OF OPERATIONS

Selected Financial Information	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006

Total gross revenues	$2,210,160	$1,458,944

Gross educational revenues – CIBT	$1,470,690	$1,112,072
Net educational revenues – CIBT	$798,614	$644,498

Gross design and advertising revenues – IRIX	$507,572	$220,367
Net design and advertising revenues – IRIX	$228,408	$102,963

Gain from sale of marketable securities	$6,198	$988,475

General and administrative expenses	$1,138,109	$1,140,125

Stock-based compensation	$295,406	-

Finance fees – amortization	$120,694	-

Net income (loss)	($287,041)	$669,382

CIBT

Gross revenues for CIBT during the quarter ended September 30, 2007 were $1,470,690 compared to $1,112,072 for the quarter ended September 30, 2006, an increase of 32%.  Student enrollment grew by 4% from 3,290 students as at September 30, 2006 to 3,420 students as at September 30, 2007.  The 3,420 student count as at September 30, 2007 were comprised of 2,884 students studying at corporate campuses and 536 students studying at alliance campuses.  Average tuition revenue per student was $430 per student for the period ended September 30, 2007 compared to $338 per student for the period ended September 30, 2006, an increase of 27%, which reflects the fact that CIBT is attracting students that are willing to pay a premium for CIBT’s programs and courses.  Net revenues averaged a 54% margin during the period ended September 30, 2007 whereas for the period ended September 30, 2006 the margin was 58%.  CIBT’s earnings before interest, taxes, depreciation and amortization (EBITDA) was $331,331 for the quarter ended September 30, 2007 compared to $60,895 for the quarter ended September 30, 2006.  CIBT generated a net income of $47,793 for the quarter ended September 30, 2007 compared to $15,661 for the quarter ended September 30, 2006.  Included in the determination of net income of $47,793 for the period ended September 30, 2007 were $120,694 in finance fee amortization (non-cash expense) and $100,372 in loan interest, both of which relate to the $5 million debenture and warrant financing that was completed in April 2007.

IRIX

Gross revenues for IRIX during the period ended September 30, 2007 were $507,572 compared to $220,367 for the period ended September 30, 2006, an increase of 130%.  The increase was primarily a result of increased businesses from real estate marketing projects and bank promotional campaigns.  Net revenues averaged a 45% margin during the quarter ended September 30, 2007 whereas for the quarter ended September 30, 2006 the margin was 47%.  IRIX generated an EBITDA of $25,960 for the period ended September 30, 2007 compared to a loss of $56,818 for the period ended September 30, 2006.  IRIX incurred a net income of $18,943 for the quarter ended September 30, 2007 compared to a net loss of $66,176 for the quarter ended September 30, 2006.

General and Administrative Expenses

Selected General and Administrative Expenses	Three Months Ended September 30, 2007	Three Months Ended September 30, 2006

Advertising	$182,148	$115,345

Consulting and management fees	$67,230	$170,183

Investor relations	$35,668	$21,844

Office and general	$287,230	$257,755

Professional fees	$42,892	$123,220

Rent	$72,487	$25,404

Salaries and benefits	$405,679	$378,226

Travel and promotion	$42,035	$35,195

Advertising costs for the quarter ended September 30, 2007 amounted to $182,148 compared to $115,345 for the quarter ended September 30, 2006, an increase of 58%.  The increase was due to increased marketing activities for CIBT’s programs and courses.

Consulting and management fees totaled $67,230 for the period ended September 30, 2007 as compared to $170,183 for the period ended September 30, 2006, a decrease of 60%.  The decrease in consulting and management fees was a result of using less external consultants during the current period.

Investor relations costs of $35,668 were incurred during the quarter ended September 30, 2007 compared to $21,844 for the prior period.  Costs increased by 63% as a result of increased corporate communication activities as the Company generated more investor awareness during the current period.

Office and general expenses during the period ended September 30, 2007 was $287,230 compared to $257,755 for the period ended September 30, 2006, an increase of 11%.  The increased office and general costs were primarily incurred in China due to the increased business activities and revenue growth, especially for the Beijing operations.

Professional fees for the current quarter were $42,892 as compared to $123,220 for the prior quarter, a decrease of 65%.  In the prior period, the Company extensively engaged professionals, in particular lawyers and accountants, for the Company’s corporate finance activities and business expansion activities.

Rentals and lease costs of $72,487 were incurred during the period ended September 30, 2007 as compared to $25,404 for the period ended September 30, 2006.  The increase was a result of CIBT entering into two lease agreements during fiscal 2007 for premises in China.

Personnel costs for the quarter ended September 30, 2007 amounted to $405,679 compared to $378,226 for the quarter ended September 30, 2006, an increase of 7%.  The increase in personnel costs was a result of IRIX adding staff with specialized technical skills, and CIBT adding staff to support the business growth in China.

Travel costs of $42,035 were incurred during the current period as compared to $35,195 for the prior period.  Travel costs increased by 19% as a result of increased travel for the Company’s ongoing corporate finance activities and ongoing business expansion activities.

Overall, general and administrative expenses for the quarter ended September 30, 2007 was $1,138,109 compared to $1,140,125 for the quarter ended September 30, 2006.

Stock-based Compensation

Stock-based compensation, a non-cash expense, totaled $295,406 for the period ended September 30, 2007.  Stock-based compensation represents the estimated fair value of stock options granted and has no negative cash impact on the Company.

Gain from Sale of Marketable Securities

The Company buys and sells the shares of NXMR in the public equity markets in the normal course of business.  During the quarter ended September 30, 2007, the Company generated investment gains of $6,198 on the NXMR share transactions in the public equity markets ($988,475 for the quarter ended September 30, 2006).  Due to lower market prices for the NXMR shares in the current period, the Company chose to remain relatively inactive with its holdings of NXMR shares.  The Company decided to wait for higher market price levels before realizing further gains on its portfolio of NXMR shares.

Consulting Fee Income

During 2005, the Company entered into a 24-month management advisory services agreement with NextMart Inc. (NXMR).  As consideration, the Company received a one-time payment of 250,000 post consolidation common shares of NXMR with a fair value of $962,500.

On November 15, 2006, the Company entered into a 12-month management advisory services agreement with NXMR.  As consideration, the Company received a one-time payment of 500,000 post consolidation common shares of NXMR with a fair value of $355,000.

To September 30, 2007, the Company has recognized $1,266,638 of consulting income in connection with the two management advisory services agreements leaving $50,862 of unearned consulting fees.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, debenture financing, and equity financing in the form of private placements, warrant exercises, and option exercises.

As at September 30, 2007, the Company had a working capital surplus of $12,137,957 (September 30, 2006 - $11,561,270) and a capital surplus of $14,868,244 (September 30, 2006 - $13,659,132).  During the quarter ended September 30, 2007, the following major activities affected cash:

•

operations that generated $1,912,361 in cash,

•

acquisition of capital assets for $217,953,

•

development cost payments of $256,164,

•

net proceeds of $639,705 from sale of the Company’s treasury shares, and

•

funds advanced to related parties totaling $447,165.

The Company’s overall cash position increased by $2,719,329 during the quarter ended September 30, 2007, resulting in a consolidated cash balance of $14,453,841 as at September 30, 2007.  The Company held 5,862,824 common shares of NXMR as at September 30, 2007.  The Company will continue liquidate its holdings of NXMR in an orderly manner to realize further gains and positive cash flow from this investment.

On November 27, 2007, the Company completed a brokered private placement (1,578,947 units – C$2,999,999) and non-brokered private placement (1,164,500 units – C$2,212,550) for a total of 2,743,447 units at C$1.90 per unit for total proceeds of C$5,212,549.  Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one-half additional common share of the Company at a price of C$2.25 per share for a period of two years from the date of issuance.  For the brokered portion of the private placement, the Company paid C$210,000 in fees and commissions, and 236,842 agent’s warrants.  Each agent’s warrant entitle the agent to purchase one common share of the Company at a price of C$1.90 per share in the first year and at a price of C$2.25 per share in the second year.

The funds from the above financing will be used to expand CIBT’s business operations in China and Canada, and to fund the Company’s working capital.

SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies are of particular importance in the presentation of the Company’s financial position, results of operations and cash flows, and which require the application of significant judgment by management.

Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the risks and rewards of ownership pass to the purchaser, the selling price is fixed and determinable, and collectibility is reasonably assured.  IRIX recognizes revenue for service provided on a completed contract basis.  Under the completed contract method, contract revenues billed and contract expenses incurred are deferred until the contract is substantially completed, delivery to the customer occurs and there is reasonable assurance of collection.  If losses are expected on contracts before substantial completion, full provision is made for such losses.  CIBT recognizes tuition fee revenue, net of discounts, on a straight line-basis over the period of instruction.  Tuition fees paid in advance of course offerings, net of related discounts and direct costs incurred, are recorded as deferred revenue and recognized in revenue when earned.  CIBT has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.  The Company recognizes revenues from its management advisory services agreements on a straight-line basis over the service period.

Stock-based compensation

The Company grants stock options to certain directors, employees and consultants to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The Company has adopted the recommendations of the CICA Handbook, Section 3870, “Stock-based compensation and other stock-based payments”, whereby it expenses the estimated fair value of all stock-based compensation awards issued or modified on or after January 1, 2003 over the requisite service period.  Fair values have been determined using the Black-Scholes option pricing model.

Foreign currency translation

Previously, the Company determined that all of its subsidiaries operating in foreign denominated currencies were integrated foreign operations.  Effective January 1, 2006 the Company determined that two of CIBT’s subsidiaries, a 100% interest in CIBT School of Business and a 60% interest in CIBT Beihai International Management School, are no longer integrated foreign operations, and have been reclassified as self-sustaining operations.  This determination was made based on an analysis of the operations of the two subsidiaries and their ability to carry on operations without management services and funding from the parent company.  The following factors influenced the Company’s determination of self-sustaining operations for the two CIBT subsidiaries: (i) the tuition fees are determined by local competition and local government regulations in China, and are not influenced by changes in exchange rates, (ii) CIBT’s education market is localized in China, (iii) CIBT’s labour force and related costs are localized and paid in local currencies, (iv) the day-to-day activities of the two CIBT subsidiaries are financed from its own operations, and (v) there is little interrelationship between the day-to-day activities of the two CIBT subsidiaries and the parent company.  The result of this change in determination and corresponding change in translation methodology have been applied prospectively commencing January 1, 2006.

The CIBT subsidiaries in China maintain their accounting records in their functional currency, Chinese RMB.  The Company’s functional currency is Canadian dollars and the reporting currency is United States dollars.  The Company’s integrated foreign operations are translated using the temporal method.  Under this method, foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; non-monetary items are translated at historical exchange rates, except for items carried at market value, which are translated at the rate of exchange on effect at the balance sheet date; revenues and expenses are translated at average rates of exchange during the period; and exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the period.  The Company’s self-sustaining foreign operations are translated using the current rate method.  Under this method, foreign denominated assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date; revenues and expense items are translated at the rates which approximate those in effect on the date of the transactions; and the resulting gains and losses from translation are accumulated in a separate component of shareholders’ equity.  An appropriate portion of the exchange gains and losses accumulated in the separate component of shareholders’ equity will be included in the determination of operating results for the period when there is a reduction in the net investment in the self sustaining operation.

Marketable securities

Marketable securities consist of common shares of NextMart Inc.  The common shares are traded in the public equity markets, and are held by the Company on an available-for-sale basis.  The common shares held by the Company represent 7% of NextMart Inc., which does not represent a position of significant influence. The investment in NextMart Inc. is accounted for at the lower of cost and market value.

Intangible assets

Intangible assets with definite lives, consisting of programs, student enrolments and facilities acquired in connection with Beihai College, are carried at cost less accumulated amortization in accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Section 3062, “Goodwill and other intangible assets”.  These intangible assets are amortized on a straight-line basis over their estimated useful life of 15 years.  In accordance with the CICA Handbook, section 3063, “Impairment of long-lived assets”, effective January 1, 2004, recoverable value is determined by management based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.  Impairment charges, when indicated, are charged to operations in the reporting period in which determination of impairment is made by management.  The impairment charge is calculated by the excess of the carrying value over its fair value, with fair value being determined using a discounted cash flow analysis.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase (“negative goodwill”), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value.  When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired.  Any impairment of goodwill is expensed in the period of impairment.

FINANCIAL INSTRUMENTS

The fair value of the Company’s financial instruments included in current assets and liabilities were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.  The fair value of long-term debts are estimated using discounted cash flow analysis, based upon the Company’s current borrowing rates, and approximate their carrying value.  Management has also determined that the fair value of the non-current capital lease obligations approximates its carrying value based on a comparison of current market conditions on comparable lease obligations.  The Company operates in Canada and China and incurs substantial operating costs which are payable in U.S. dollars and Chinese RMB, giving rise to significant exposure to market risks from changes in foreign currency rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.  The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable.  Cash is on deposit at major financial institutions.  Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.  The Company was exposed to changes of interest rates on its convertible debentures.

TRANSACTIONS WITH RELATED PARTIES

As at September 30, 2007, a balance of $37,203 was owing to certain officers, employees, directors, relatives of directors, and private companies controlled by officers and directors of the Company.  Amounts due to related parties are non-interest bearing and have no fixed terms of repayment.  The fair value of the amounts due to related parties is not determinable as they have no repayment terms.  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

During the quarter ended September 30, 2007 the Company and its subsidiaries incurred $123,186 (2006 - $152,996) for management fees and salaries paid to certain directors and officers employed by the Company, CIBT and IRIX.

From July 2007 to September 2007, funds totalling $436,890 were advanced to the CEO and private companies controlled by the CEO of the Company.  As security for the advances, the Company shares owned by the CEO and private companies controlled by the CEO are being held by the Company as collateral until the funds are repaid.  As at September 30, 2007, $419,113 was owing to the Company by the CEO and private companies controlled by the CEO of the Company.  As at November 5, 2007, the full balance ($419,113) of the amount owing to the Company was repaid by the CEO.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

PROPOSED TRANSACTIONS

On September 24, 2007, the Company signed a non-binding term sheet with Shane Corporation SARL (“Shane”) concerning a proposed acquisition of all of Shane’s interest in CIBT as described in Note 5.  Pursuant to the term sheet, the Company would issue 10 million common shares of the Company to Shane as consideration for the CIBT interest.  Under the terms, approximately 1 million the Company common shares will be forfeited by Shane if within two years following the closing of the transaction the Company’s common shares trades above $3.00 per share for at least nine consecutive months.  This transaction was approved by regulatory authorities on November 19, 2007.  The Company will proceed with completing the transaction in due course.

On October 1, 2007, the Company entered into a letter of intent to acquire a leading career and academic college (the “College”) in Canada.  The letter of intent outlines the Company’s intention to acquire 100% ownership of the College, which reported average annual revenues in excess of C$30 million for the past four years.  The purchase price will be payable in cash.  The Company is conducting due diligence of the College, with definitive agreements to follow the satisfactory completion of the due diligence.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined Under Multilateral Instrument 52-109 – Certification of Disclosure Controls in Issuers’ Annual and Interim Filings (“MI 52-109”) as “...controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation and include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings or other reports filed or submitted under provincial and territorial securities legislation is accumulated and communicated to the issuer’s management, including its chief executive officers and chief financial officers (or persons who perform similar functions to a chief executive officer or a chief financial officer), as appropriate to allow timely decisions regarding required disclosure.”

The Company has conducted a review and evaluation of the effectiveness of its disclosure controls and procedures, with the conclusion that it has designed an effective system of disclosure controls and procedures as defined under MI 52-109.  In reaching this conclusion, the Company recognizes that two factors must be and are present:

•

the Company is dependant upon its advisors and consultants (primarily its legal counsel) to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure requirements; and

•

an active Board and Management with open lines of communication.

The Company has a small staff with varying degrees of knowledge concerning the various regulatory disclosure requirements.  In many circumstances, the various regulatory requirements are relatively new and complex.  The Company is not of a sufficient size to justify a separate department or one or more staff member specialists in this area.  Therefore, the Company must rely upon its advisors/consultants to assist it and as such they form part of the disclosure controls and procedures.

Proper disclosure necessitates that one not only be aware of the pertinent disclosure requirements, but one is also sufficiently involved in the affairs of the Company and/or receives the communication of information to assess any necessary disclosure requirements.  Accordingly, it is essential that there be proper communication among those people who manage and govern the affairs of the Company, this being the Board of Directors and senior management.  The Company believes this communication exists.

Management noted some areas that needed improvement in the financial reporting process during a review and evaluation of the effectiveness of its internal controls over financial reporting of CIBT’s China operations.  The accounting staff in China prepares financial statements in accordance with local rules and regulations, and as a result the financial statements from China were not adjusted to conform to Canadian GAAP.  Management in Canada engaged consultants to assist in the review and adjustment of the financial statements from China in order to conform to Canadian GAAP.

To strengthen the Company’s disclosure controls and internal controls over financial reporting, the Company recently appointed a full-time senior management personnel with bilingual language ability (English and Chinese) to oversee CIBT’s financial operations and compliance procedures in China.  The full-time senior management personnel will work closely with the accounting staff in China to ensure that the financial statements from China are prepared in accordance with Canadian GAAP, and to ensure that all control procedures are followed.  By adding the full-time senior management personnel, the Company believes that its reporting structure and control procedures will be enhanced significantly.

While Management believes that the Company has designed adequate disclosure controls and procedures, there is no certainty that lapses in the disclosure controls and procedures will not occur and/or mistakes will not happen.  Upon discovery of lapses in the effectiveness of designed controls, the Company takes steps to implement changes and enforcement as deemed appropriate to reduce the risks of material errors or misstatements in its reporting to an acceptable level.

CIBT EDUCATION GROUP INC.

(Previously Capital Alliance Group Inc.)

SCHEDULE OF SHARE CAPITAL

AS AT NOVEMBER 28, 2007

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at June 30, 2006	35,552,630	$ 17,977,570

- for cash by exercise of options at C$0.30 per share	50,000	13,633
- for cash by exercise of options at C$0.35 per share	100,000	31,217
- for cash by exercise of options at C$0.50 per share	175,000	78,371
- for cash by exercise of options at C$0.80 per share	50,000	36,353
- for cash by exercise of warrants at C$0.58 per share	1,036,000	513,056
- for cash by exercise of warrants at C$0.80 per share	20,000	14,541
- for private placement at C$0.75 per share	6,003,330	3,841,395
- fees and commissions for private placement	-	(151,160)
- for acquisition of CIBT common shares at C$1.00 per share	4,853,113	4,410,678
- contributed surplus reallocated on exercise of stock options	-	86,153

Balance at June 30, 2007	47,840,073	$ 26,851,807

- for cash by exercise of warrants at C$0.58 per share	18,182	10,071

Balance at September 30, 2007	47,858,255	$ 26,861,878

- for cash by exercise of options at C$0.50 per share	50,000	25,463
- for cash by exercise of warrants at C$0.80 per share	33,333	29,159
- for private placement at C$1.90 per share	2,743,447	5,288,706
- fees and commissions for private placement	-	(213,068)

Balance at November 28, 2007	50,685,035	$ 31,992,138

Escrow shares

No escrow shares were issued and outstanding as at November 28, 2007.

Stock options

Details of options outstanding and exercisable as at November 28, 2007 are as follows:

Options	Exercise Price	Expiry Date

330,000	C$0.30	June 24, 2008
375,000	C$0.80	January 6, 2009
510,000	C$0.50	December 15, 2009
1,425,000	C$0.58	February 19, 2011
1,500,000	C$1.53	June 21, 2012
120,000	C$1.62	September 30, 2008

4,260,000

Share purchase warrants

Details of warrants outstanding and exercisable as at November 28, 2007 are as follows:

Warrants	Exercise Price	Expiry Date

1,559,091	C$0.58	April 5, 2008
233,567	C$0.75	February 13, 2009
2,948,332	C$0.80	February 13, 2009
1,371,724	C$2.25	November 27, 2009
236,842	C$1.90 / C$2.25	November 27, 2009

6,349,556